UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-49799

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.
799 West Coliseum Way
Midvale, Utah 84047

OVERSTOCK.COM
401(k) PLAN

 ___________________________

*     Other Schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Overstock.com 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Overstock.com 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2010.

Salt Lake City, Utah
June 12, 2020

OVERSTOCK.COM
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Investments at fair value:
Mutual funds	$84,630,589	$61,225,484
Common collective trust	4,288,247	3,974,551
Common stock of Plan Sponsor	1,801,066	2,246,809
Money market funds	9,391	—
Self-directed brokerage accounts	982,731	417,636
Total investments at fair value	91,712,024	67,864,480
Receivables:
Notes receivable from participants	1,617,856	1,664,616
Employer contributions	196,592	203,121
Total receivables	1,814,448	1,867,737
Total assets	93,526,472	69,732,217

Net assets available for benefits	$93,526,472	$69,732,217

See accompanying notes to financial statements.

OVERSTOCK.COM
401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

2019
Additions:
Investment income:
Interest and dividends	$3,654,277
Net appreciation in fair value of investments	13,221,103
Total net investment income	16,875,380
Interest income on notes receivable from participants	100,633
Contributions:
Participant	8,634,756
Employer matching contributions	6,119,807
Rollovers	1,750,585
Total contributions	16,505,148
Total additions	33,481,161
Deductions:
Benefits paid to participants	9,487,494
Administrative expenses	169,560
Corrective distributions	29,852
Total deductions	9,686,906
Net increase in net assets available for benefits	23,794,255
Net assets available for benefits:
Beginning of year	69,732,217
End of year	$93,526,472

See accompanying notes to the financial statements.

OVERSTOCK.COM
401(k) PLAN
Notes to Financial Statements

1. PLAN DESCRIPTION

The following is a general description of the Overstock.com 401(k) Plan (the "Plan"). Participants should refer to the Summary Plan Description ("Plan Document") for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the "Company" or "Plan Sponsor") in 1998 and has been amended since that date. Participation in the Plan is open to all eligible employees of the Company (individually, a "Participant" and collectively, "Participants") and its named subsidiaries as listed in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration

The Overstock.com 401(k) Administrative Committee consists of certain employees of the Company and oversees the administration of the Plan.

Trustee

The Plan has engaged Fidelity Management Trust Company (the "Trustee") as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Workplace Services LLC (the "Record Keeper") which provides recordkeeping and administrative services to the Plan.

Eligibility

Employees are eligible to enroll and participate in the Plan subject to meeting the following criteria: (1) one month of service at the Company; and (2) reaching 21 years of age. Upon meeting both criteria, employees are deemed to be eligible Participants at the beginning of the following month and are able to make future deferral contributions any time thereafter. Effective December 20, 2019, employees are eligible to enroll and participate in the Plan upon reaching 18 years of age, as well as satisfying the one month of service at the Company requirement.

Contributions

Participants may contribute up to 92% of their annual compensation as defined by the Plan both on a before tax basis and on an after tax basis, provided the amounts do not exceed the annual limits imposed by the Internal Revenue Code (the "IRC"). Such contributions are withheld by the Company from each Participant's compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant's directives. The Plan provides for a Company match of 100% of Participant contributions up to 6% of annual compensation as defined in the Plan Document. Matching contributions under the Plan constitute safe harbor matching employer contributions and will automatically satisfy the nondiscrimination testing requirements under the IRC section 401(m). The match is calculated and funded on a per pay period basis with a year-end "true up" for annual compensation, if necessary. Participants may elect to rollover amounts from other qualified plans into the Plan provided that certain conditions are met based upon the terms of the Plan Document.

Participant Accounts

Separate accounts are valued daily and maintained for each Participant and each Participant's account is credited with the Participant's contribution, and an allocation of the Company's matching contribution and discretionary profit-sharing contribution. Plan earnings are allocated to each Participant's account in proportion to the average daily balance in each fund option. Participants may elect to have contributions invested or transferred to any one or any combination of the investment funds available on a daily basis, including the common stock of the Plan Sponsor. Notwithstanding the foregoing, Participants are subject to restrictions on trading the common stock of the Plan Sponsor during established blackout periods in accordance with applicable securities laws of the Securities and Exchange Commission. Participants will generally receive advance notice of a blackout period and its anticipated end date.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions in the Plan and the earnings thereon. Effective April 1, 2014, participants are also 100% vested with respect to Company matching contributions and earnings on those contributions. The vesting for former employees who terminated employment with the Company prior to April 1, 2014 was not affected by this change and will continue vesting based on each Participant's length of employment with the Company prior to termination, with 20% vesting per year of service increasing to 100% vested after five years. Forfeitures are recognized in the Plan year that the employee receives a complete distribution of their vested account, or after five consecutive one year breaks in service. Regardless of length of employment, a Participant was 100% vested in Company matching contributions and earnings on those contributions if the Participant continued in employment with the Company until age 65, or if the Participant died or became disabled while employed by the Company. During 2017, the Plan executed and implemented an amendment to allow amounts contributed by the Company which were forfeited by Participants, as a result of the Participants' separation from service prior to becoming 100% vested, to be used to first pay administrative expenses of the Plan and then applied to reduce future employer contributions.

Forfeitures

At December 31, 2019 and 2018, forfeited non-vested accounts totaled $8,403 and $10,162, respectively. For the years ended December 31, 2019 and 2018, the Plan Sponsor allocated forfeited non-vested account funds of $37,000 and $57,615, respectively, to offset employer contributions.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2019, the Company paid none of the record-keeping expenses, trustee expenses, administrative and operating expenses and the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. Upon occurrence of one of these events, the Participant (or the designated beneficiary) may receive a lump sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan, or maintain the vested value of the account in the Plan subject to certain fees. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan, or maintain the vested value of the account in the Plan. In addition, a Participant may withdraw an amount from his or her account attributable to the Participant's own contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of the Participant's vested account balance, or in certain other limited circumstances as defined by the Plan. Employee contributions to the Plan will be suspended for six months following a hardship withdrawal. In certain cases, the Plan also allows for involuntary automatic distribution of a terminated Participant's account balance totaling less than $5,000.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a Participant's principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the Participant's account and bear interest at a fixed interest rate commensurate with the prevailing prime rate (currently prime rate plus 2%), as reported by Thomson Reuters ("Reuters"), and utilized by Fidelity's automated Loan Interest Rate Update Service ("LIR") to administer Plan loans.  The "plus increment" percentage (currently +2%) is determined by the 401(k) Administrative Committee. A borrowing Participant pays principal and interest ratably through payroll deductions. Loans are due in full within 60 days of termination of employment. Notes receivable from Participants at December 31, 2019 bear interest ranging from 5.25% to 7.50%. At December 31, 2019, loan maturity dates range from January 2020 to August 2029.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company reserves the right to amend or terminate the Plan. No amendment or termination may deprive any Participant of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant's account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2019 and 2018, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2019. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant accounts, balances, and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (see Note 3—Fair Value Measurements).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from Participants' compensation. Company matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan Document.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated all events subsequent to the date of the statements of net assets available for benefits and has determined that there are no subsequent events that require disclosure.

In March 2020, the novel coronavirus (or "COVID-19") outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of the Company's common stock and other Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

     However, because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Despite this volatility, the Company does not believe there is substantial doubt about the Plan's ability to continue as a going concern. The Company believes the Plan administrator could continue to carry on the administrative functions of the Plan for at least the period of one year from the date of this report.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was enacted and signed into law. Certain provisions of the CARES Act eliminate the need for Plan participants to take a required minimum distribution in calendar year 2020 and permits Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons through December 30, 2020. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced, being unable to work due to a lack of childcare due to COVID-19, or through a diagnosis of COVID-19 for the employee, spouse, or dependent. The participant may spread the tax consequences of these distributions over three years and they may pay these distributions back to the Plan within three years to avoid taxation on the portion that is repaid. Plan management is in the process of reviewing the CARES Act and any resulting changes to the Plan.

3. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

•	Level 1: Observable inputs such as quoted prices in active markets;

•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the quoted net asset value ("NAV") of shares held by the Plan at year-end or the last reported sales on an active market prior to close of the Plan year. The mutual funds held by the Plan are deemed to be actively traded.

Common stock of Plan Sponsor: Valued using the last reported sales on an active market prior to close of the Plan year.

Common collective trust: Valued at the NAV provided by the administrator of the fund, which is the readily determinable fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

Self-directed brokerage accounts: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investment in cash, unit investment trusts, money market funds, and common stock. These investments are valued based on the quoted NAV of shares held by the Plan at year-end or the last reported sales on an active market prior to close of the Plan year.

Money market funds: Valued at approximately one dollar per share. The Adviser normally invests a majority of the fund's total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables classify the investment assets measured at fair value by level within the fair value hierarchy at December 31, 2019 and 2018:

	Fair Value Measurement at December 31, 2019
	Total	Level 1	Level 2	Level 3
Mutual funds	$84,630,589	$84,630,589	$—	$—
Common stock of Plan Sponsor	1,801,066	1,801,066	—	—
Common collective trust	4,288,247	—	4,288,247	—
Self-directed brokerage accounts	982,731	982,731	—	—
Money market funds	9,391	9,391	—	—
	$91,712,024	$87,423,777	$4,288,247	$—

	Fair Value Measurement at December 31, 2018
	Total	Level 1	Level 2	Level 3
Mutual funds	$61,225,484	$61,225,484	$—	$—
Common stock of Plan Sponsor	2,246,809	2,246,809	—	—
Common collective trust	3,974,551	—	3,974,551	—
Self-directed brokerage accounts	417,636	417,636	—	—
	$67,864,480	$63,889,929	$3,974,551	$—

4. TAX STATUS OF THE PLAN

On March 31, 2014, the Internal Revenue Service ("IRS") issued an opinion letter stating that the volume submitter Plan Document adopted by the Plan, as then designed, qualifies under Section 401(a) of the IRC. Although the volume submitter Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2019, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

5. PARTIES IN INTEREST

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions.

Fees incurred by the Plan for investment management services totaled $169,560 for the year ended December 31, 2019.

6. RECONCILIATION OF THE FINANCIAL STATEMENTS AND SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the December 31, 2019 Form 5500:

	2019	2018
Net assets available for benefits as reported in the financial statements	$93,526,472	$69,732,217
Less: Employer contribution receivable	(196,592)	(203,121)
Net assets available for benefits as reported in the Form 5500	$93,329,880	$69,529,096

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the December 31, 2019 Form 5500:

2019
Net increase in net assets available for benefits per the financial statements	$23,794,255
Less: Employer contribution receivable at December 31, 2019	(196,592)
Less: Transfer of assets to Plan during 2019	(40,799)
Plus: Employer contribution receivable at December 31, 2018	203,121
Net income per the Form 5500	$23,759,985

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2019

	(b)
	Identity of Issue, Borrower,	(c)	(d)	(e)
(a)	Lessor or Similar Party	Description of Investment	Cost	Current Value
	Mutual funds:
*	Fidelity	Fidelity 500 Index Fund	***	$10,588,009
*	Fidelity	Fidelity Asset Manager 40%	***	57,021
*	Fidelity	Fidelity Asset Manager 60%	***	77,610
*	Fidelity	Fidelity Asset Manager 85%	***	223,694
*	Fidelity	Fidelity Balanced Fund	***	803,051
*	Fidelity	Fidelity Blue Chip Growth K6 Fund	***	7,084,552
*	Fidelity	Fidelity Contrafund K6	***	5,755,547
*	Fidelity	Fidelity Extended Market Index Fund	***	2,112,228
*	Fidelity	Fidelity Freedom 2010 Fund Class K6	***	147,351
*	Fidelity	Fidelity Freedom 2015 Fund Class K6	***	50,414
*	Fidelity	Fidelity Freedom 2020 Fund Class K6	***	653,063
*	Fidelity	Fidelity Freedom 2025 Fund Class K6	***	1,193,232
*	Fidelity	Fidelity Freedom 2030 Fund Class K6	***	1,708,367
*	Fidelity	Fidelity Freedom 2035 Fund Class K6	***	5,439,994
*	Fidelity	Fidelity Freedom 2040 Fund Class K6	***	6,710,540
*	Fidelity	Fidelity Freedom 2045 Fund Class K6	***	7,466,406
*	Fidelity	Fidelity Freedom 2050 Fund Class K6	***	8,909,386
*	Fidelity	Fidelity Freedom 2055 Fund Class K6	***	6,010,041
*	Fidelity	Fidelity Freedom 2060 Fund Class K6	***	988,677
*	Fidelity	Fidelity Freedom Income Fund Class K6	***	123,532
*	Fidelity	Fidelity Small Cap Index Fund	***	1,862,220
*	Fidelity	Fidelity Strategic Income Fund	***	336,923
	BlackRock	BlackRock Health Sciences Opportunities Portfolio Institutional Shares	***	292,352
	Cohen and Steers Capital	Cohen & Steers Instl Realty Shares	***	530,385
	Harris Associates	Oakmark International Fund Class Institutional	***	2,244,074
	Invesco Advisers	Invesco Oppenheimer Developing Mkts 6	***	772,044
	Janus Henderson	Janus Henderson Enterprise Fund Class N	***	2,750,025
	Janus Henderson	Janus Henderson Global Technology Fund Class I	***	1,329,910
	Janus Henderson	Janus Henderson Triton Fund Class N	***	691,988
	JP Morgan Funds	JP Morgan Core Bond Fund Class R6	***	401,848
	JP Morgan Funds	JP Morgan Equity Income Fund Class R6	***	1,074,627
	JP Morgan Funds	Undiscovered Managers Behavioral Value Fund Class R6	***	315,168

Continued on the following page

OVERSTOCK.COM
401(k) PLAN
Employer Identification Number 87-0634302
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
December 31, 2019
(Continued)

	(b)
	Identity of Issue, Borrower,	(c)	(d)	(e)
(a)	Lessor or Similar Party	Description of Investment	Cost	Current Value
	Pacific Investment Management	PIMCO Commodity Real Return Strategy Fund Institutional Class	***	42,353
	Prudential	PGIM Total Return Bond Fund - Class R6	***	1,725,085
	Vanguard	Vanguard Developed Markets Index Fund Admiral Shares	***	232,399
	Vanguard	Vanguard Intermediate-Term Bond Index Fund Admiral Shares	***	629,436
	VanEck	VanEck International Investors Gold Fund Class A		168,147
	Victory Capital	Victory Sycamore Established Value Fund Class R6	***	3,128,890
				84,630,589

	Money market funds:
*	Fidelity	Fidelity Government Money Market Fund	***	9,391

	Self-directed brokerage account:
	Fidelity Brokerage Link	Cash, Unit Investment Trusts, Money Market Funds, and Common Stock	***	982,731

	Common collective trust:
	Wilmington Trust	Wilmington Trust Galliard Retirement Income Fund	***	4,288,247

	Common stock of Plan Sponsor:
**	Overstock.com, Inc.	Common stock of Plan Sponsor	***	1,801,066

	Participants:
*	Various	Loans to participants, at 5.25% - 7.5% interest maturing through 2029	***	1,617,856
				$93,329,880

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

By: OVERSTOCK.COM, INC., Plan Administrator

Date:	June 12, 2020	By:	/s/ ADRIANNE B. LEE
Adrianne B. Lee Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)